VANC Delivers Proxy Circular

Encourages shareholders to vote PINK to Stop

the Aziz Group from Gaining Control

August 22, 2017 – VANC Pharmaceuticals Inc. ("VANC") announced today that it has filed and mailed its notice of meeting and management information circular ("Circular") for its annual general and special shareholders' meeting to be held on September 15, 2017 (the "Meeting").

At the Meeting, VANC is facing a proxy contest from "Union Venture Trading SA" ("Union"), a private BVI company, that, with only about 5% stated ownership of our shares, is looking to control 100% of our board.

The VANC board believes that Union is not acting independently, but is controlled by Mahmoud S. Aziz ("Aziz"), who, for years, had de facto control of VANC under previous management.  Your VANC board believes that Aziz has launched, through Union, the current proxy contest to reassert control of VANC.  The interests of Aziz and his affiliates are not aligned with those of other shareholders.  Once in control, the VANC board believes that Union's nominees intend to deploy VANC's resources for the benefit of Aziz and his affiliates.

At the Meeting, we are asking shareholders to vote FOR the election of our four highly qualified director nominees, Messrs. Bob Sukhwinder S. Rai, David Hall, Alan Arnstein and Sherif Guorgui, all of whom are current directors.

We encourage shareholders to read in full our Circular, which includes our letter to shareholders, available on SEDAR at www.sedar.com.  In the coming days, VANC will also add materials and information related to the proxy contest on its' website at www.vancpharm.com.  We encourage shareholders to regularly visit our website to stay fully informed about the proxy contest and the progress your VANC board is making to stop the Aziz Group's takeover attempt.

A summary of our letter to shareholders, a full copy of which is contained in our Circular, follows:

VOTE FOR VANC'S NOMINEES FOR THE FOLLOWING REASONS

1.The VANC board has a clear strategy to create and maximize long-term shareholder value.

VANC's management has been working hard to put in place an exciting strategy to position VANC for considerable success in 2017 and beyond.  We believe that it is not enough to simply be another low cost alternative generic to the pharmaceutical industry.  To this end, VANC's strategy for value creation centers on repositioning VANC to become a health solutions provider for pharmacies by focusing on premium over-the-counter products, generic prescription drugs and point-of-care technologies.  In the first quarter of 2017, we refreshed our sales team and refined our strategy. We believe that our refined strategy is beginning to yield results, as demonstrated by our significant sales growth in the second quarter of 2017.

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2.Our proposed nominees are highly qualified, and will operate VANC without conflict for the benefit of all shareholders.

Our four highly qualified nominees are Bob Sukhwinder S. Rai, David Hall, Alan Arnstein and Sherif Guorgui, all of whom are current directors.  All of our nominees have expertise and experience in the pharmaceutical industry, and, unlike Union's nominees, are free of any conflicts of interest.  Each of our nominees is well respected in the pharmaceutical industry, understands and appreciates VANC's business strategy and goals and is committed to using his independent business judgement, gained over decades of collective business leadership and experience, to act in the best interests of VANC.  Unlike the dissident's nominees, the interests of our nominees are aligned with shareholders.

VOTE AGAINST THE DISSIDENT'S NOMINEES FOR THE FOLLOWING REASONS

1.Union is an offshore company and the identity of its principals has been kept secret.

Union, a private company domiciled offshore in the British Virgin Islands, has not provided any information about its principals, except that they are domiciled in Hong Kong. Ask yourself why Union would keep the identity of its principals secret. The VANC board believes that Union is controlled by Aziz through, or together with, its secret principals. The links between Union, Aziz and Canagen Pharmaceuticals Inc., a company controlled by Aziz ("Canagen", and with Union and Aziz, the "Aziz Group"), are too numerous to be a mere coincidence.

2.Union has offered no business plans, ideas or strategies for VANC.

Union has not offered any strategy or plan for building shareholder value, nor has it provided any business plans or strategies for VANC following the Meeting. It is not in the best interest of the shareholders to install a new board that has not disclosed its plans.

In December 2016, Union issued a news release in which it indicated that it was requisitioning a shareholders' meeting to remove the VANC board.  Union made no prior efforts to communicate with VANC's management.  If Union was truly concerned about VANC's future, it would have engaged in meaningful and comprehensive discussions with VANC's management.  Attempts by the VANC board to constructively resolve the current dispute were rejected by Union.  Your VANC board believes that Union has failed to put forward a business plan for VANC because its only plan following the Meeting is to raid VANC's assets for the benefit of the Aziz Group.

3.Canagen, a company controlled by Aziz, has a sordid history with VANC.

Canagen is a private British Columbia company controlled by Aziz. Canagen has a lengthy, sordid history with VANC.  This history is intertwined with a series of related party transactions involving the Aziz Group.  We have discovered that Aziz and his affiliates took hundreds of thousands of dollars from VANC's treasury between June 2012 and June 2015 in a number of largely unreported related party transactions, including payments under an office lease and a "consulting" agreement, repayment of an outstanding loan and payments of finder's fees. Canagen's nominees were also paid additional cash compensation during this time.  During this same period, VANC's total revenue was minimal, meaning payments to the Aziz Group represented a significant portion of VANC's total expenses.

4.Union is a nominee of Aziz, and the Aziz Group unlawfully circumvented Canadian securities laws in acquiring de facto control of VANC under previous management.

We believe that the Aziz Group has committed numerous egregious and ongoing violations of Canadian securities laws.  In 2012, Canagen became a de facto control person and "insider" of VANC, but it purposely obfuscated its share ownership by registering its holdings in the names of various nominees in violation of applicable "insider", "early warning" and "takeover bid" laws in Canada.

As compared to Union's approximately 5% stated ownership in VANC, Union is seeking the appointment of 100% of the VANC board.  In most acquisitions of control, shareholders receive a significant premium to the current share price in exchange for such control.  Union is offering no compensation to shareholders whatsoever.  If Union is interested in controlling VANC, it should make a premium offer on the open market, instead of attempting to gain control through back channels.

5.The interests of Union's nominees are not aligned with the interest of VANC's shareholders. If Union is successful, the Aziz Group will operate VANC for its Benefit, which will have material adverse consequences on shareholders' investment and VANC's business.

The VANC board believes that the interests of Union's nominees are not aligned with the interests of VANC's shareholders. When Canagen had de facto control of Vanc, it completed a number of related party transactions favourable to itself.  Your VANC board is concerned that if Union is successful, its nominees will conduct a series of related party transactions to benefit the Aziz Group at the expense of all other VANC shareholders:

•If Union is successful, your VANC board believes that Union's nominees will settle Canagen's outstanding dispute with VANC in Canagen's favour.  Canagen is currently demanding more than $500,000 from VANC.

•Your VANC board expects that if Union's nominees are elected, they will force VANC to cover all of the Aziz Group's proxy fight and litigation expenses, which will likely be in the hundreds of thousands of dollars.

•If Union is successful, VANC believes that Union's nominees will dismiss VANC's existing action against Aziz and Canagen for defamation, in which VANC is claiming damages of at least $2 million.  Your VANC board also believes that the Aziz Group will sweep its blatant breaches of securities laws under the rug.

•A change of control of VANC could seriously jeopardize VANC's pending acquisition of HealthTab Inc., which we believe will be a significant accretive acquisition for VANC.  Union's proxy contest has also jeopardized other ongoing negotiations regarding separate accretive transactions being explored by VANC.

•If Union's nominees are elected, management and other key employees have indicated that they plan to resign from their current positions, which could have a material adverse impact on VANC's business, operations and future prospects.

6.Union's slate is grossly inexperienced and unqualified.

Union has assembled a patchwork team of nominees who are individually and collectively unsuitable for the VANC board, and who possess little or no relevant operational expertise. VANC's shareholders should question why Union nominated this particular group of directors, instead of a more qualified team, to run VANC. The VANC board believes that the nominees were chosen by Union specifically because they could act as nominees for the Aziz Group.  Shareholders are entitled to openness and transparency.  By trying to keep their conflicts of interest hidden, the dissident's nominees have shown that they cannot be trusted.

Compared to Union's nominees, VANC's nominees are a much more prudent choice.  VANC's nominees will work for the benefit of all shareholders, have a clear strategy and possess the collective experience to build long-term value for shareholders.  Shareholders are encouraged to vote their PINK proxy today to stop Union from taking control.

On behalf of:

VANC Pharmaceuticals Inc.

Bob Sukhwinder S. Rai

Chief Executive Officer and Director

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as "outlook," "will," "could," "would," "might," "remains," "to be," "plans," "believes," "may," "expects," "intends," "anticipates," "estimate," "future," "plan," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "upcoming," and similar expressions to help identify forward-looking statements. In this news release, forward-looking statements include projected increases and revenues and the benefits derived therefrom, VANC's nominees' and management's ability to create long term value, the anticipated impact of point of care technologies, potential regulatory approval of VANC's products, the benefits of proposed acquisitions, the actions of the Aziz Group and its nominees and their effects on shareholders, the benefits of the anticipated actions of VANC's nominees, the effects of the replacement of VANC's nominees on the VANC board by Union's nominees, the intention of Union's nominees and VANC's strategy for value creation.  Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of our management. Because forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors which are difficult to predict, our actual results, performance or achievements or the actual results or performance of the industries and markets in which we operate and intend to operate may be materially different from those anticipated in our forward-looking statements. Forward-looking statements involve significant uncertainties and risks, should not be read as a guarantee of future performance or results and will not necessarily be an accurate indication of whether or not such results will be achieved. The forward-looking statements and information are made as of the date of this news release and are based on understandings and reasonable assumptions, beliefs, opinions and expectations of the board of directors at the time they were made. These assumptions, which include VANC's current expectations, estimates and assumptions about its business and the markets VANC operates in or is planning to operate in, the North American economic environment, the market for over-the-counter and generic drugs and point-of-care technologies in Canada, VANC's ability to obtain financing, VANC's ability to implement its business strategies and complete proposed acquisitions, VANC's ability to manage its assets and operating costs, and the voting results at the meeting, may prove to be incorrect. Readers are also cautioned to consult VANC's public filings available on SEDAR at www.sedar.com, which outline additional risks and assumptions. No forward-looking statement is a guarantee of future results. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements and information are based will occur. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits VANC will obtain from them.

The forward looking statements reflect VANC's current views and are based on certain assumptions and speak only of the date hereof. Accordingly, readers should exercise caution in relying upon our forward-looking statements and we undertake no obligation to publicly revise such statements to reflect subsequent events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that terms is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.